Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 6, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Trian Acquisition I Corp. Amendment No. 1
Registration Statement on Form S-1 (File No. 333-147094)

Ladies and Gentlemen:

     On behalf of Trian Acquisition I Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1” ) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2007.

     Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Peggy Fisher, dated November 28, 2007. The discussion below is presented in the order of the numbered comments in the comment letter. Certain terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

     The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary
General

     1. Please revise your filing to include the selected financial data required by Item 301 of Regulation S-K.

Response to Comment 1

     The registration statement has been revised in response to the Staff’s comment. Please see page 55 of Amendment No. 1.

Trian Acquisition I Corp.

     2. It appears that the registrant would be restricted from purchasing businesses relating to the quick service restaurant industry in view of the fiduciary duties owed to Triarc Companies, Inc., as described on page 5. Expand the first paragraph to so state.

Response to Comment 2

     As long as the Company’s management team complies with its fiduciary duties and contractual obligations, the Company is not restricted from purchasing businesses related to the quick service restaurant industry. This could occur, for example, if Triarc declined an opportunity in the quick service restaurant industry or if the members of the Company’s management team no longer served on Triarc’s board of directors. The registration statement has been revised to clarify that the Company’s management team may be required to present business opportunities in the quick service restaurant industry to Triarc, before presenting such opportunities to the Company, for as long as they owe fiduciary duties to Triarc. Please see pages 6, 44, 66 and 87 of Amendment No. 1.

     3. Expand the third paragraph on page 1 to reconcile the sentence stating that you will not consummate a business combination unless you acquire a controlling interest in the target company with the next sentence, which states that the stockholders may not hold a majority of the voting equity interests after giving effect to the business combination.

Response to Comment 3

     The registration statement has been revised in response to the Staff’s comment. Please see pages 5, 67 and 68 of Amendment No. 1.

Business Strategy, page 2

     4. If you are seeking to acquire a private company, please expand the disclosure at the top of page 2 to so state. We note your disclosure on page 60.

Response to Comment 4

     The registration statement has been revised in response to the Staff’s comment to clarify that the Company retains the flexibility to acquire a private company or a public company. Please see pages 4 and 63 of Amendment No. 1.

     5. If your sponsor is wholly owned by Messrs. Peltz, May, and Garden, so state in an appropriate location in the summary. If not, explain the relationship of the sponsor to these individuals and their affiliates.

Trian Acquisition I Corp.

Response to Comment 5

     The registration statement has been revised in response to the Staff’s comment. Please see page 6 of Amendment No. 1.

Conflicts of Interest, page 5

     5. Expand to explain how you determined the enterprise value between $750 million and $3 billion and how this value will be calculated. File the agreement as an exhibit.

Response to Comment 5

     The registration statement has been revised in response to the Staff’s comment. Please see pages 6, 43, 66 and 87 of Amendment No. 1. The agreement will be filed by amendment. The bottom end of the range of enterprise values represents the gross proceeds of the offering and top end represents four times such proceeds (which would allow for a potential transaction resulting in a four-to-one debt-to-equity capital ratio).

Private Placement of Sponsor Units, page 6

     6. Expand to disclose the redemption terms of the sponsor units and warrants in the event that they are redeemed.

Response to Comment 6

     The registration statement has been revised in response to the Staff’s comment to disclose that the sponsor units (and the common stock and warrants included in such units) will be redeemed at cost (for a maximum redemption price of $3,261) in the event they are mandatorily redeemed if and to the extent the underwriters’ over-allotment option is not exercised in full. Please see pages 6, 8, 11, 38, 89, 93 and F-10 of Amendment No. 1.

The Offering, page 7

     7. Certain events are triggered by the “consummation of a business combination,” such as the exercise period of warrants described on page 8. Please explain how that consummation date is determined.

Response to Comment 7

     The registration statement has been revised in response to the Staff’s comment to explain that the “consummation” of a business combination will occur on the date of closing of the business combination transaction. Please see page i of Amendment No. 1. The registration statement has also been revised to explain that if the Company acquires

Trian Acquisition I Corp.

more than one business in its business combination, the closings of such acquisitions must occur simultaneously. Please see pages 5 and 68 of Amendment No. 1.

     8. You indicate on page 9 that the warrant redemption provision provides warrant holders a premium to the initial exercise price. Please explain or clarify how holders receive a premium when their warrants are redeemed at a price of $0.01 per warrant.

Response to Comment 8

     The registration statement has been revised in response to the Staff’s comment to clarify that the warrant redemption provision has been designed to give warrant holders the opportunity to exercise their warrants at a time when they are “in-the-money” prior to redemption. Please see pages 10 and 96 of Amendment No. 1.

     9. We note on page 9 the formula for calculating the cashless exercise of warrants. Expand to provide an example that applies the formula to explain to holders what they will receive upon cashless exercise. Also explain how fractional shares will be treated.

Response to Comment 9

     The registration statement has been revised in response to the Staff’s comment to provide an example of the application of the formula for calculating the cashless exercise of warrants and to explain how fractional shares will be treated. Please see pages 10 and 97 of Amendment No. 1.

     10. We note on page 12 that the public stockholders are entitled to the public offering proceeds held in trust less certain deductions, including the payments of income and other tax obligations. Please clarify more specifically the nature of the tax obligations, and provide guidance on the amount of taxes that may be paid from the proceeds in trust.

Response to Comment 10

     The registration statement has been revised in response to the Staff’s comment. Please see page 14 of Amendment No. 1.

     11. According to page 13 of the prospectus, the board will determine the fair market value of the business that you acquire based on “standards generally accepted by the financial community.” Please explain what these valuation methodologies include.

Trian Acquisition I Corp.

Response to Comment 11

     The registration statement has been revised in response to the Staff’s comment. Please see pages 5, 15 and 68 of Amendment No. 1.

     12. You disclose on page 15 that where public stockholders act as a “group” or in concert, they will be restricted from seeking conversion rights with respect to 10% or more of the shares sold in the offering. Please explain how you will determine whether public stockholders are acting in concert or as a group.

Response to Comment 12

     The registration statement has been revised in response to the Staff’s comment to remove the references to acting “in concert” and to clarify that the concept of “group” will be applied in the same way as it is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended. Please see pages 17, 70 and 95 of Amendment No. 1.

     13. On page 16, you disclose that the stockholders who elect conversion will have their funds “distributed promptly.” Please clarify what you mean by “promptly.”

Response to Comment 13

     The registration statement has been revised in response to the Staff’s comment to explain that the Company anticipates distributing funds to converting stockholders within three business days after the consummation of a business combination. Please see pages 18 and 71 of Amendment No. 1.

Risk Factors, page 23
We may require stockholders who wish to convert their shares…, page 24

     14. We note that you may require physical tender of stock certificates upon conversion and that stockholders may be unable to obtain a physical certificate in time to convert. Please specify what factors you may consider in deciding whether to require physical tender and the amount of notice you intend to give stockholders who wish to convert.

Response to Comment 14

     The registration statement has been revised in response to the Staff’s comment. Please see pages 26 and 27 of Amendment No. 1.

Trian Acquisition I Corp.

Our management’s ability to require holders…, page 37

     15. This risk factor discloses that holders of warrants exercised on a cashless basis will receive fewer shares than if the warrants were exercised for cash. Please reconcile this disclosure with the formula on page 9, which seems to indicate that holders would receive the same amount for a cashless exercise that they would receive if the warrants were exercised for cash.

Response to Comment 15

     The registration statement has been revised in response to the Staff’s comment. Please see pages 10, 97 and 98 of Amendment No. 1.

Upon consummation of our offering..., page 43

     16. This risk factor states that the sponsor will own 20% of the common stock, assuming the sponsor does not purchase units in this offering. Please discuss whether the sponsor presently intends to purchase units in this offering and if it currently does not intend to do so, what factors it may consider in deciding whether to purchase units in this offering.

Response to Comment 16

     The registration statement has been revised in response to the Staff’s comment. Please see page 45 of Amendment No. 1.

Dividend Policy, page 50

     17. Please clarify that any stock dividend or stock split effectuated so that sponsor ownership remains at 20% would not apply to any units owned by public stockholders.

Response to Comment 17

     The registration statement has been revised in response to the Staff’s comment. Please see pages 52 and 91 of Amendment No. 1.

Proposed Business, page 57

     18. Please provide further guidance on what constitutes “prudent use of leverage” on page 57.

Response to Comment 18

     The registration statement has been revised in response to the Staff’s comment to remove the reference to “prudent” use of leverage and to provide more clarity as to the Company’s expected use of leverage. Please see pages 1 and 60 of Amendment No. 1.

Trian Acquisition I Corp.

     19. The prospectus states on page 60 that your structure will make you an attractive business combination partner because of your status as a public company. Further, according to page 63 of the prospectus your officers and directors have agreed to present to you rather than other entities with which they are affiliated combination opportunities with companies that are not publicly traded. Please clarify whether you will focus on seeking to acquire a target business that is not currently a public company.

Response to Comment 19

     The registration statement has been revised in response to the Staff’s comment to clarify that the Company retains the flexibility to acquire a private company or a public company. Please see pages 4 and 63 of Amendment No. 1.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 1. Organization and Business Operations, page F-7

     20. We note from page F-10 that you issued 2,812,500 units to your sponsor that are subject to a mandatory redemption value by the company to the extent that the underwriters’ over-allotment option is not exercised in connection with the proposed offering and that you classified these warrants as temporary equity. Please revise this note to include your accounting policy for accreting the value of these units to redemption value. Refer to paragraphs 15-17 of EITF Topic D-98.

Response to Comment 20

     The registration statement has been revised in response to the Staff’s comment. Please see page F-10 of Amendment No. 1. The units subject to redemption are carried at their aggregate maximum redemption price of $3,261. Accordingly, there would not be any accretion to a higher value as provided for in paragraph 16 of EITF Topic D-98. An explanatory phrase to the second sentence of Note 5 on Page F-10 has been added in order to clarify this point.

Note 2. Proposed Public Offering, page F-9

     21. We note your disclosures here regarding the proposed offering of 75,000,000 units consisting of one share of your common stock and one warrant. We further note that the warrants will be exercisable at the later of the consummation of the business combination or 12 months from the date of the prospectus for the offering. Please revise this note to disclose the material terms of the warrants and your anticipated accounting for the warrants. Describe to us your basis for your anticipated accounting for the warrants. Refer to the guidance in EITF 00-19.

Trian Acquisition I Corp.

Response to Comment 21

     The registration statement has been revised in response to the Staff’s comment to disclose additional material terms of the warrants and to disclose that the warrants will be classified within stockholders’ equity since, under the terms of the warrants and in accordance with paragraph 7 of EITF 00-19, the Company cannot be required to redeem them for cash. Please see Section 3.4 of the Warrant Agreement filed as Exhibit 4.4 to the registration statement. There are no other requirements within EITF 00-19 that would suggest these warrants would be classifiable as liabilities. Please see page F-9 of Amendment No. 1.

     22. Further to the above, tell us how you have considered the anticipated classification of these warrants on your dilution and capitalization tables on pages 51-52.

Response to Comment 22

     As noted in the response to comment 21, the Company anticipates classifying the warrants included in the 75,000,000 units within stockholders’ equity since the Company cannot be required to redeem such warrants for cash. The dilution and capitalization tables reflect this classification.

Note 5. Sponsor Units, page F-10

     23. We note that you issued 21,562,500 warrants to purchase common stock in connection with the private placement of the sponsor units. We further note that the holders of the warrants may exercise these warrants for cash or on a cashless basis. Please tell us and revise this note to explain how you considered this cashless or net share settlement feature within your analysis to classify these instruments as equity under EITF 00-19.

Response to Comment 23

     23. The warrants included in the sponsor units may be exercised by the holders thereof by paying cash or on a cashless basis (i.e., net share settlement); however, under no circumstances will the holders have the right to receive cash upon exercise of their warrants. Please see Section 3.4 of the Warrant Agreement filed as Exhibit 4.4 to the registration statement. Because they are not redeemable for cash, in accordance with paragraph 7 of EITF 00-19, such warrants are not required to be accounted for as liabilities. The registration statement has been revised in response to the Staff’s comment. Please see the second to last sentence in the first paragraph of Note 5 on page F-10 of Amendment No. 1.

Undertakings, page II-5

     24. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should

Trian Acquisition I Corp.

be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response to Comment 24

     24. The registration statement has been revised in response to the Staff’s comment. Please see page II-6 of Amendment No. 1.

* * * *

     If you have any questions concerning the above responses, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3124.

Sincerely,

/s/ David S. Huntington

David S. Huntington

cc:  John C. Kennedy, Esq.
           Paul, Weiss, Rifkind, Wharton & Garrison LLP
      Brian L. Schorr, Esq.
           Trian Acquisition I Corp.
      Raymond B. Check, Esq.
           Cleary Gottlieb Steen & Hamilton LLP